SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   ULURU, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    90403T100
                                 (CUSIP Number)

                                  April 1, 2010
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Page 1 of 13 Pages)

CUSIP No. 90403T100                 13G/A                 Page 2 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            O.S.S. Capital Management LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                  8,061,522
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 8,061,522
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 8,061,522
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.84%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 3 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners I LP

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 454,925
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 454,925
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 454,925
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 0.56%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 4 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners II LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 4,700,908
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 4,700,908
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 4,700,908
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 5.74%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 5 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            O.S.S. Overseas Master Fund Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 2,905,689
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 2,905,689
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,905,689
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 3.55%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 CO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 6 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            O.S.S. Advisors LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 5,155,833
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 5,155,833
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,155,833
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 6.29%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 7 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Schafer Brothers LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                  8,061,522
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 8,061,522
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 8,061,522
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.84%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 8 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                  8,061,522
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 8,061,522
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 8,061,522
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.84%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 9 of 13 Pages

ITEM 1.

      (a)    NAME OF ISSUER: ULURU Inc.

      (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 4452 Beltway
             Drive
             Addison, Texas 75001

ITEM 2(a).     NAME OF PERSON FILING:

             (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to shares of Common Stock as defined in Item 2(d) below) directly owned by it;

           (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of each of the Partnerships, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the Partnerships;

            (iv) O.S.S. Overseas Master Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to shares of Common Stock directly owned by it;

             (v) O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager, and management company, to OSS Overseas and the Partnerships, and to certain managed accounts respectively, and has investment discretion with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account;

            (vi) Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account;

          (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the sole managing member of the General Partner and of SB LLC, with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account; and

CUSIP No. 90403T100                 13G/A                 Page 10 of 13 Pages

     The Partnerships, OSS Overseas, the General Partner, the Investment Manager, SB LLC and Mr. Schafer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2

         (a)  NAME OF PERSON FILING
              (i)      O.S.S. Capital Management LP
              (ii)     Oscar S. Schafer & Partners I LP
              (iii)    Oscar S. Schafer & Partners II LP
              (iv)     O.S.S. Overseas Master Fund Ltd.
              (v)      O.S.S. Advisors LLC
              (vi)     Schafer Brothers LLC
              (vii)    Oscar S. Schafer

         (b)  ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

              The address of the principal business offices of each of:

              (i)   Investment Manager
                          598 Madison Avenue
                          New York, NY 10022
              (ii) OSS I
                          598 Madison Avenue
                          New York, NY 10022
              (iii) OSS II
                          598 Madison Avenue
                          New York, NY 10022
              (iv)  OSS Overseas
                          Walkers Corporate Services Limited
                          Mary Street
                          George Town
                          Grand Cayman KY1-9005
                          Cayman Islands, British West Indies
              (v)   General Partner
                           598 Madison Avenue
                           New York, NY 10022
              (vi)  SB LLC
                           598 Madison Avenue
                           New York, NY 10022
              (vii) Mr. Schafer
                           598 Madison Avenue
                           New York, NY 10022

         (c)  CITIZENSHIP
              (i)   Investment Manager - Delaware, USA
              (ii)  OSS I - Delaware, USA
              (iii) OSS II - Delaware, USA
              (iv)  OSS Overseas - Cayman Islands
              (v)   General Partner - Delaware, USA
              (vi)  SB LLC - Delaware, USA
              (vii) Mr. Schafer - USA

CUSIP No. 90403T100                 13G/A                 Page 11 of 13 Pages


         (d) TITLE OF CLASS OF SECURITIES Common Stock, par value $0.01 per share

         (e)  CUSIP NUMBER
              90403T100

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:
            The Investment Manager may be deemed to beneficially own 8,061,522 Shares. OSS I may be deemed to beneficially own 454,925 Shares. OSS II may be deemed to beneficially own 4,700,908 Shares. OSS Overseas may be deemed to beneficially own 2,905,689 Shares. The General Partner may be deemed to beneficially own 5,155,833 Shares as a result of its voting and dispositive power over 5,155,833 Shares owned by the Partnerships. SB LLC may be deemed to beneficially own 8,061,522 as a result of its voting and dispositive power over

CUSIP No. 90403T100                 13G/A                 Page 12 of 13 Pages

            8,061,522 Shares owned by the Partnerships, OSS Overseas and a separately managed account. Mr. Schafer may be deemed to beneficially own 8,061,522 by virtue of his voting and dispositive power over 8,061,522 Shares owned by the Partnerships, OSS Overseas and a separately managed account.

      (b)   PERCENTAGE BENEFICIALLY OWNED

            Based on calculations made in accordance with Rule 13d-3(d), and there being 81,946,657 Shares outstanding:

            (i) Investment Manager may be deemed to beneficially own approximately 9.84% of the outstanding Shares;


            (ii) OSS I may be deemed to beneficially own approximately 0.56% of the outstanding Shares;

            (iii) OSS II may be deemed to beneficially own approximately 5.74%
                  of the outstanding Shares;

            (iv) OSS Overseas may be deemed to beneficially own approximately 3.55% of the outstanding Shares;

            (v) General Partner may be deemed to beneficially own approximately 6.29% of the outstanding Shares;

            (vi) SB LLC may be deemed to beneficially own approximately 9.84% of the outstanding Shares;


            (vii) Mr. Schafer may be deemed to beneficially own approximately
                  9.84% of the outstanding Shares;

      (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
            (i)   Sole power to vote or to direct the vote 0.
            (ii)  Shared power to vote or to direct the vote 8,061,522.
            (iii) Sole power to dispose or to direct the disposition of 0.
            (iv) Shared power to dispose or to direct the disposition of 8,061,522.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           The (i) limited partners and the general partner of the Partnerships and (ii) the shareholders and advisor of OSS Overseas have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          See Item 2.

CUSIP No. 90403T100                 13G/A                 Page 13 of 13 Pages

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.   CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  April 5, 2010
                                          ------------------------------
                                                      Date

                                               /s/ Oscar S. Schafer
                                          ------------------------------
                                                   Signature

                                        Oscar S. Schafer, Managing Partner
                                        ----------------------------------
                                                   Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)